SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	55 Collins Street
London, SW1Y 4LD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBIT

99.1	1 June 2006	Project report:
Guinea Signs Simandou Iron Ore Mining Concession for Rio Tinto

99.2	6 June 2006	Directorate:
Rio Tinto appoints new director

99.3	21 June 2006	Trading statement:
Iron ore price settlement

99.4	23 June 2006	Trading statement:
Iron ore price settlement

99.5	27 June 2006	Project report:
Rio Tinto Aluminium signs smelter agreement

99.6	June 2006	Transactions in own shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ R P Dowding	By	/s/ S J Consedine
Name	R P Dowding	Name	S J Consedine
Title	Deputy Secretary	Title	Secretary

Date	5 July 2006	Date	5 July 2006